Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    CHC Completes Sale of 'Survival-One'

    VANCOUVER, May 1 /CNW/ - CHC Helicopter Corporation ("CHC") (TSX: FLY.A
and FLY.B; NYSE: FLI) announced today the completion of the sale of
Survival-One, the Company's Aberdeen-based, non-core operating unit engaged in the manufacture, repair and distribution of cold-water survival suits and other safety equipment, to Montagu Private Equity Ltd., for gross cash proceeds of GBP 16.8 million. The eventual net proceeds and gain on sale will be impacted by taxes payable, transaction fees and other post-closing adjustments.
    In addition, CHC has entered into a multi-year contract with Survival-One for the continued provision of products and services.

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.

    If you wish to be added to CHC's news distribution list, please visit
http://www.chc.ca/investor_materialrequest.php

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    Forward Looking Statements

    Statements in this press release contain projections and other forward-looking statements involving known and unknown risks and uncertainties which may cause our performance to be materially different from that implied.
While projections and other statements represent our best current judgement, they may involve additional risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC and the Canadian securities regulatory authorities.
Unless otherwise required by applicable securities laws, CHC disclaims any intention or obligation to update or revise any forward looking information, whether as a result of new information, future events or otherwise.
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    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Rick Davis, Senior Vice-President And Chief
Financial Officer, (604) 279-2471; Chris Flanagan, Director of Communications,
(604) 279-2493, investorinfo(at)chc.ca/
    (FLY.A. FLY.B. FLI)

CO:  CHC Helicopter Corporation

CNW 06:00e 01-MAY-07